September 22, 2010

RCAS Unitholders

Re: RCAS Tender Offer

Dear Unitholder,

Please find enclosed the tender offer documents for the Rochdale Core Alternative Strategies Master Fund LLC (“RCAS” or the “Fund”).  The purpose of the tender offer is to provide liquidity to Members who hold Units in the Fund, as contemplated by and in accordance with the procedures set forth in the Fund’s Operating Agreement.  To understand the offer fully and for a complete discussion of the terms and conditions of the offer, please read the enclosed Offer to Purchase and accompanying Letter of Transmittal.

Commencement date of the tender offer is September 22, 2010 and it remains open until October 20, 2010.  Should you choose to participate in the tender offer, you will need to send a completed Letter of Transmittal to the Fund by hand delivery, fax or mail by no later than October 20, 2010. Any Letter of Transmittal received after 5pm EST, October 20, 2010, will not participate in the tender offer.  If replying by fax, the completed Letter of Transmittal should be faxed to (212) 702-3526 and the original Letter of Transmittal must be promptly mailed to the Fund at the address below in the enclosed pre-paid envelope.

ROCHDALE CORE ALTERNATIVE STRATEGIES MASTER FUND LLC
c/o Rochdale Investment Management
570 Lexington Avenue
NY, NY 10022

As always, please do not hesitate to contact us if you have any questions.

Regards,

Rochdale Investment Management

Rochdale Investment Management
570 Lexington Avenue • New York, New York 10022-6837
Tel 800-245-9888 / 212-702-3500 • Fax 212-702-3535
www.rochdale.com